SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                        No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding the audit review by the PRC National Audit Office of the controlling shareholder of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on June 1, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated  in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement of the Audit Review by the CNAO
of the Controlling Shareholder of Sinopec Corp.

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In 2011, the National Audit Office of the People’s Republic of China (the “CNAO”) conducted an audit review of the 2010 incomes and expenses of China Petrochemical Corporation, the controlling shareholder of China Petroleum & Chemical Corporation (“Sinopec Corp.” and together with its subsidiaries, collectively the “Company”). The audit findings indicated that China Petrochemical Corporation managed to achieve a relatively sound implementation of the national macroeconomic policies along with a rapid development of its principal businesses, and its financial statements fairly reflected, in all material respects, a true view of the financial conditions and operating results of China Petrochemical Corporation. However, certain issues existed in terms of such aspects as accounting and management of project constructions. Amongst other things, the main issue involving the 2010 incomes and expenses of Sinopec Corp. was that the CNAO considered that Sinopec Tianjin Company (the “Tianjin Company”) failed to make a timely recognition of the net profits generated from the construction of 1 million-ton-per-annum ethylene and auxiliary projects, which caused a total of RMB 1.44 billion not being recorded as profits (before tax) into the accounts for the year of 2010.

The background information in relation to the above issues is as follows: The 1 million-ton-per-annum ethylene and auxiliary projects of the Tianjin Company which commenced construction in 2006 were transferred to a newly-incorporated joint venture of Sinopec Corp., SINOPEC SABIC Tianjin Petrochemical Company Limited, in 2010 according to certain contractual terms. At the end of 2010, as the completion settlement of the projects was yet to be completed, in order to be prudent, the Tianjin Company did not record any profits related to the transfer of the projects. In 2011, with the procession of the completion settlement of the projects, the Tianjin Company recognized and recorded the construction costs of the projects based on the completion settlement and the earnings from the transfer of the projects.

Sinopec Corp. has paid high attention to the issues raised in the audit findings of the CNAO. It has supervised the relevant subsidiaries to implement necessary measures and proactively rectify the issues revealed. Sinopec Corp. will further enhance the relevant management systems and strengthen management and internal control measures.

The issues revealed in this audit review had no material impact on the overall operating results and financial conditions of the Company.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Secretary to the Board of Directors

Beijing, the PRC,
1 June 2012

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
*  Non-executive Director
+  Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng
Name:	Huang Wensheng
Title:	Secretary to the Board of Directors

Date: June 1, 2012